# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

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# FORM 8-K

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**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of report (Date of earliest event reported) August 11, 2016



# Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

| **Iowa** | **001-06403** | **42-0802678** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **P.O. Box 152, Forest City, Iowa** | **50436** |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code   **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Winnebago Industries, Inc. ("the Company") is herewith filing a press release issued on August 11, 2016, as Exhibit 99.1, which is included herein.  The press release was issued to report the appointment of Brian Hazelton to the position of Vice President & General Manager - Motorhome Business effective August 29, 2016.  Mr. Hazelton is 46 years old.  As described in the attached press release, Mr. Hazelton previously served as CEO for Schwing America, Inc. since 2009.  Mr. Hazelton also served as the Vice President of Sales, Marketing, Service and Parts Operations for Schwing from 2003 to 2009 and was a member of their Board of Directors since 2005.  Mr. Hazelton will be eligible to participate in the Company's executive compensation and benefit plans.

## Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits

| Exhibit Number | Description |
| --- | --- |
| 99.1 | Press Release dated August 11, 2016 Announcing Appointment of Mr. Hazelton |

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Dated:  August 11, 2016

By:   */s/ Scott C. Folkers*

Name:  Scott C. Folkers

Title:   Vice President, General Counsel & Secretary

 **News Release**

Contact: Sam Jefson - Public Relations - 641-585-6803 - sjefson@wgo.net

**Winnebago Industries Names Brian Hazelton**
**Vice President & General Manager - Motorhome Business**

Forest City, Iowa, August 11, 2016 - Winnebago Industries, Inc. (NYSE: WGO) has announced the appointment of Brian Hazelton to the position of Vice President & General Manager - Motorhome Business, effective August 29, 2016. This Executive Officer position will report directly to Michael Happe, President and CEO. Hazelton will have responsibility for leading Winnebago's core motorized recreational vehicle division, which includes a full line of well-known gas and diesel products sold predominantly in North America.

Hazelton previously was Chief Executive Officer of Schwing America, Inc., a leading manufacturer of specialty concrete-related construction equipment. Prior to his time with Schwing, Hazelton worked for Terex Corporation and Detroit Diesel Corporation in various Vice President roles, many of which were customer-facing areas such as sales, marketing, service, and dealer development.

"We are excited to welcome Brian to the Winnebago Industries team. Brian is a talented, customer-centric leader with a strong record of delivering results, both financially and within the markets he has served," said Happe. "We believe his skill set, including the last seven years as a CEO spent transforming an organization, plus the RV industry experience of the team he inherits will make for a productive combination benefitting our channel partners and end customers."

Hazelton is a graduate of Miami University in Oxford, Ohio, with an undergraduate degree in Business/Finance.

*About Winnebago Industries*
Winnebago Industries, Inc., is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, and fifth wheel products. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

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